RIDGEWORTH FUNDS

SCHEDULE A

TO THE

SHAREHOLDER SERVICING PLAN

November 20, 2008

This Shareholder Servicing Plan shall be adopted with respect to the following Funds (and Classes) of RidgeWorth Funds:

Name of Fund/Class

Seix Core Bond Fund – R Shares

Seix High Income Fund – R Shares

Seix High Yield Fund – R Shares

Seix Total Return Bond Fund – R Shares

Amended August 1, 2009

Amended September 30, 2011

Amended August 1, 2015